		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong
Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com
CONFIDENTIAL

July 20, 2020

Re:	American Well Corporation

Draft Registration Statement on Form S-1

Submitted June 1, 2020

CIK No. 0001393584

Mr. Daniel Morris

Ms. Erin Jaskot

Ms. Suying Li

Ms. Angela Lumley

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Morris:

On behalf of American Well Corporation, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated June 26, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter and to update the Registration Statement to include first quarter numbers, the Company has amended the Registration Statement and is submitting Confidential Draft Submission No. 2 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and three marked copies of Amendment No. 1 showing the changes to the Registration Statement submitted on June 1, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	2	July 20, 2020

Prospectus Summary, page 1

1.	Please disclose in the summary that your largest customer, Anthem, accounted for 23% of your revenue in fiscal 2019 and 21% in fiscal 2018.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1.

2.	Please explain the various references in the graphic on page 3. It is unclear what “K60,” “K30,” “K20,” “C760,” etc. refers to.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 105 and 117 of Amendment No. 1 to explain these references.

Our Platform, page 4

3.

You describe the benefits of the Amwell Platform to include an open architecture that allows you to connect to existing systems, devices, and endpoints. To the extent that the open architecture also makes you more suspectible to hacking or malware that may compromise the safety of information stored on your system or the functionality of the platform itself, please revise your disclosure to clearly discuss the susceptibility and any material risks to the company.

Response: The Company respectfully submits that it believes it has disclosed the material risks from hacking, malware or other breach of patient or Company information or systems on pages 26-28 and pages 51-56 in the following risk factors and is not aware of other material issues to disclose:

•

“We rely on data center providers, Internet infrastructure, bandwidth providers, third-party computer hardware and software, other third parties and our own systems for providing services to our clients and consumers, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with clients, adversely affecting our brand and our business”

•

“If our or our vendors’ security measures fail or are breached and unauthorized access to a client’s data or information systems is obtained, our services may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed, and we could lose sales and clients”

•

“Our use and disclosure of personally identifiable information, including PHI, personal data, and other health information, is subject to state, federal and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base, member and patient bases and revenue”

•	“State, federal and foreign privacy and security laws and regulations are constantly evolving and our failure to comply with such changes could result in significant liability or reputational

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	3	July 20, 2020

harm and, in turn, a material adverse effect on our client base, patient and members bases and revenue”

•

“Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation”

We rely on data center providers, page 25

4.

Please disclose whether you have experienced any material disruptions, outages, cyberattacks, or any security breaches to your technology platform or of your sensitive data. If so, please disclose such incidents, including the cost and impact of such incidents. Please also disclose the nature of the board’s role in overseeing the company’s cybersecurity risk management.

Response: The Company respectfully submits that it has not experienced any material disruptions, outages, cyberattacks or security breaches in the past. The Company has maintained an SLA regarding the availability of its telehealth technology platforms of 99.9% or greater (without including planned downtime) on an average monthly basis over the past two years. Given there have been no such material events, the Company has not added any disclosure. The Company’s Board of Directors is briefed periodically on cybersecurity and risk management issues by the Chief Information Officer and General Counsel. In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 1 to address the role of the Company’s Board of Directors in overseeing cybersecurity risk.

Our business could be adversely affected by legal challenges, page 46

5.

We note your discussion of the significant impact of the relaxation of restrictions on telehealth services. Please address whether a return to the status quo would require you to unwind agreements or arrangements entered into since the start of the pandemic, or would otherwise prohibit the continued usage of your system by patients who scheduled first- time visits during this time period.

Response: The Company respectfully submits that a return to the status quo would not have a material negative impact on any commercial agreements it has entered into during 2020 and accordingly it has not added any new disclosure. Each of these agreements has a defined term and virtually none allow for immediate termination for convenience by the customer in question. For many health care entities engaging in telehealth, the most significant potential concern on returning to the status quo is that restrictions on the reimbursement of telehealth visits to Medicare beneficiaries, such as when a beneficiary presents to a medical professional from a rural area or at a clinical/originating site (“Medicare Fee For Service Consultations”), could be re-imposed. Currently, AMG, the Company’s affiliated provider group, does not perform Medicare Fee For Service Consultations, nor (to the Company’s knowledge) do any of its clients. As such, all patients who experienced a first-time visit with AMG during the pandemic would be able to continue using the system. In light of that, the Company does not believe that the visit volume on its platform or visit revenue will materially decrease based on a return to the status quo from a regulatory perspective. In fact, it believes that such a return would benefit the Company as the renewed enforcement of HIPAA regulations may force many marginal telehealth platforms, such as Zoom, Skype and FaceTime, out of the marketplace, lessening its competition.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	4	July 20, 2020

Health System Client Expansion and Retention, page 75

6.

We note the health system client renewal rate disclosed on page 76. Please revise to include a discussion of what qualifies as a “renewal” for purposes of your metrics. For example, please tell us how and whether you account for a customer that renews at a lesser rate or for lesser services.

Response: As disclosed in the registration statement, the Company measures “renewals” on a per-client rather than per-contract amount basis, and that accordingly the Company counts a client as having renewed regardless of whether the amount for which the client renewed was greater or less than its initial subscription. The Company has not experienced any material renewals that involved a meaningful reduction in revenue from the initial subscription and, because it does not view this metric as a key performance indicator, it has respectfully not revised the disclosure as requested. We would note, however, that one of the key metrics that the Company tracks is “average contract value” over time for different kinds of clients. To the degree that renewals were consistently for materially lesser rates from the initial subscription, that trend would be reflected in that metric (the Company’s “average contract value” metric does not show such a trend). As a result, the Company believes that its current disclosure regarding client renewal rates is both accurate and not misleading. In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 78 of Amendment No. 1 to clarify how the Company calculates its client retention metrics.

Healthcare Innovators, page 105

7.

We note that your disclosure emphasizes your relationship with healthcare innovators. Please revise to describe the terms of your material agreements with such innovators and file the agreements as exhibits. If you do not have any material agreements of this nature, please revise your disclosure to more clearly reflect the scope of your relationships with healthcare innovators.

Response: The Company respectfully submits that the revenue earned from individual healthcare innovators is not material to the Company’s business, as all innovator clients collectively accounted for only 10% of the Company’s revenue for the year ended December 31, 2019. As a result, even our largest individual innovator client (which itself made up a substantial majority of our innovator client revenue) did not account for greater than 10% of our revenue for the year ended December 31, 2019. Accordingly, the Company does not believe that any of its contracts with innovator clients are material to it or required to be filed pursuant to Regulation S-K, Item 601.

Core U.S. Digital Care Market, page 105

8.	Please discuss the basis for your belief that approximately 35% of the approximately 883 million ambulatory care visits in the United States per year could be treated through telehealth.

Response: According to the CDC’s publicly-accessible National Ambulatory Medical Care Survey, which was released in May 2019 and represents the most recent data on this topic, the total number of ambulatory, or outpatient, visits in United States in 2016 was approximately 883 million. In addition, according to a public report from 2014 entitled “eVisits: The 21st Century Housecall,” the consulting firm Deloitte estimated that 30-40% of such visits could be handled virtually via telemedicine. Based

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	5	July 20, 2020

on its experience, management of the Company has no reason to believe that a 35% estimate is not appropriate or accurate.

A copy of both the National Ambulatory Medical Care Survey and Deloitte’s report have been supplementally provided to the Staff for your reference.

Our Products

Modules and Programs, page 111

9.

We note your statement that sales of modules and programs are included in subscription fees for the Amwell Platform. Please explain how the modules contribute to subscription fees, including pricing for modules. We also note your disclosure that your most advanced clients typically operate ten or more modules. Please disclose the percentage of your clients that operate ten or more modules, and the percentage of clients that subsequently add modules in addition to those models that were part of their initial subscription.

Response: The Company notes that additional modules are charged to clients on a subscription basis and are additive to the base platform subscription fee for an additional recurring amount, as noted in the Registration Statement on page 75 (“Health systems pay Amwell incremental subscription fees for each module that is deployed”) and page 77 (“In many cases health plans pay Amwell incremental subscription fees for adding new members to the Amwell Platform, and for each clinical program that is deployed, which over time increases the annual contract value per health plan, a key indicator of the growth of our business”). Pricing for individual modules varies based on the complexity of the use case and the number and kind of technology integrations required. The terms and duration of such modules mirror the terms and duration of the base platform subscription fee. In response to the Staff’s comment in the final sentence above, the Company has revised the disclosure on pages 5 and 106 of Amendment No. 1 to remove the reference to clients who operate ten or more modules and instead include graphics on pages 76 and 78 showing the increased use of modules by clients over the life of contracts, which the Company has determined is more meaningful than the sentence about ten or more modules.

Clients, page 119

10.	Please revise your disclosure to include the material terms of your agreement(s) with Anthem, including financial terms, the term of the agreement, and termination provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of Amendment No. 1.

Physicians and Healthcare Professionals, page 125

11.	Please revise to provide more detail regarding the ownership and operational structure of your joint venture with Anthem.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 132-133 of Amendment No. 1.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	6	July 20, 2020

12.

Please revise to clarify the structure of your contractual agreements with your AMG affiliated entities, including Online Care Group and Asana Medical Technologies, including the material terms of these agreements. Please make similar revisions throughout where you discuss AMG, and explain how you receive fees from visits to providers employed by these entities and any payments you make to the affiliated entities. Please also file your business support agreements with Online Care Group and Asana Medical Technologies, and any other material agreements you have with your affiliated entities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 132 of Amendment No. 1. The Company respectfully submits that because the AMG-affiliated entities, including the Online Care Group and Asana Medical Technologies, are considered consolidated subsidiaries of the Company for financial reporting purposes, the Business Support Agreements are agreements internal to the Company and therefore do not fall within the ambit of Item 601(b)(10)(ii)(B) of Regulation S-K.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies Revenue Recognition, page F-16

13.

It appears your customers can conduct telehealth visits with your affiliate medical group through your website without purchasing access to an Amwell Platform or Amwell Practice. Please expand your revenue recognition policy disclosure for the telehealth visits to address whether you recognize the visit fees on a gross or net basis. Additionally, please provide explanations for your conclusion in accordance with ASC 606-10-55-36 through 55-40.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-22 of Amendment No. 1. In addition, the Company respectfully submits that the direct-to-consumer telehealth visits through the Company’s website are not material for the years ended December 31, 2018 or 2019.

14.	We note your description of your primary and additional products on page 111. Please tell us how you have considered disaggregating revenue by product in accordance with ASC 606-10-50-5.

Response: The Company respectfully submits that it evaluated the appropriate level of disaggregation of revenue into categories that best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors in accordance with ASC 606-10-50-5. Following the implementation guidance in ASC 606-10-55-89, the Company also considered (a) information regularly reviewed by its chief operating decision makers, (b) disclosures that the Company is planning to present outside of the financial statements such as earning releases and investor presentations and (c) any other information similar to the information identified in (a) and (b) that is used by the Company or could be utilized by the users of the financial statements to evaluate the Company’s financial performance or make resource allocation decisions. In determining the categories to include, the Company considered the examples found in ASC 606-10-55-91: (a) the type of good or service (major product lines), (b) geographical region (country or region), (c) market or type of customer (government or non-government customers), (d) type of contract (fixed-price or time-and-materials), (e) contract duration (short- or long-term), (f) timing of transfer of goods or services (point-in-time or over time) and (g) sales channels (direct to customers or through intermediaries).

Based on the considerations above, the Company concluded that the most meaningful disclosure would be by type of good or service (ASC 606-10- 55-91(a)). As to the specific categories to disclose, the Company concluded that the Platform subscription, Visits and Other are appropriate as they are (a) regularly evaluated by the Company’s senior management, including the chief operating decision makers, (b) planning to be disclosed and quantified in materials outside of the financial statements such as earnings releases and presentations and (c) essentially the same information used by others within the Company or users of the Company’s financial statements (ASC 606-10-55-89). The Company evaluated whether the disclosure should further disaggregate the Other category and concluded that further disaggregation would not be warranted or meaningful as the different product offerings within Other are not individually significant or material to the financial statements.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	7	July 20, 2020

The Company acknowledges that ASC 606-10-55-89 indicates that some entities may need to use more than one type of category to meet the objective in paragraph ASC 606-10-50-5. Based on this guidance, the Company considered disaggregating revenue by its primary and additional products, but ultimately concluded that this further level of disaggregation was not required by ASC 606 because it is not regularly reviewed by the chief operating decision maker, is not presented outside the financial statements at this level and is not used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions. Additionally, the Company does not currently plan to disclose revenue information at this level in investor presentations or earnings releases. Furthermore, the Company considered disaggregating by product type and determined it would not be warranted under ASC 606-10-50-5, nor would it be meaningful to the users of its financial statements, for the following reasons:

•

If the Platform subscription category was disaggregated at a lower level, by products, the Company would disaggregate revenue separately for (i) the Amwell Platform, (ii) Amwell Practice and (iii) Modules. The Amwell Platform and Amwell Practice products both impact revenue and cash flow in a similar manner as they are products where revenue is recognized over time as the Company provides access to its telehealth platform and fulfills its obligation to the customer over the contractual term. Modules are also part of the platform subscription, and if Modules are purchased by the customer the revenue is recognized over the term and duration that is consistent with the telehealth platform. Since the Amwell Platform, Amwell Practice and Modules are all recognized over time and over the same duration, the Company determined that this level of disaggregation disclosure would not provide additional insight to a user of its financial statements.

•	The Company determined that there was no lower level of disaggregation for the Visits category because there are no primary or additional products that relate to visits.

•

If the Other category was disaggregated at a lower level into services and hardware carepoints, the Company concluded that this level of disaggregation would not be material information to a user of the financial statements since services and hardware carepoints do not individually represent a significant portion of the Company’s revenue for the years ended December 31, 2018 and 2019, or the three months ended March 31, 2020. In addition, disclosing revenue for services and hardware carepoints individually would be inconsistent with how the Company discloses this information in materials outside of the financial statements.

The Company also respectfully submits that of the three specific categories disclosed, the Platform subscription category and Visit category, represent approximately 84% of the Company’s total revenue for each of the years ended December 31, 2018 and 2019, and approximately 90% for the three months ended March 31, 2020. The disclosure of these categories disaggregates the majority of the Company’s revenue between revenue from goods or services transferred to customers over time (that is, Platform subscription) and revenue from goods or services transferred at a point in time (that is, Visits) which is another appropriate disaggregation category in ASC 606-10-55-91. The Company will continue to re-evaluate its level of disaggregation for appropriate disclosure each reporting period.

Exhibits

15.

We note the provider agreements with Online Care Group and LiveHealth Online filed as exhibits to the registration statement. Please revise your disclosure in an appropriate place to explain the significance of these agreements to Amwell and clarify the relationship between Amwell and Online Care Group and LiveHealth Online.

Response: The Company respectfully submits that the sole reason the relevant provider agreements with the Online Care Group and LiveHealth Online were filed with the registration statement was because they are contracts with Anthem, a related party named in the registration statement, pursuant to Regulation S-K 601(b)(10)(ii)(A). The Company does not consider them to otherwise be material to the Company’s business or operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of Amendment No. 1.

Mr. Daniel Morris Division of Corporation Finance U.S. Securities and Exchange Commission	8	July 20, 2020

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Ido Schoenberg, co-Chief Executive Officer

Roy Schoenberg, co-Chief Executive Officer

Keith Anderson, Chief Financial Officer

Bradford Gay, Senior Vice President and General Counsel

American Well Corporation

Michael Benjamin, Esq.

Nathan Ajiashvili, Esq.

Latham & Watkins LLP